SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

For the fiscal year ended December 31, 1998.


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number 1-13105.


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Arch Coal, Inc. Employee Thrift Plan.

B. Name of issuer of the securities to be held pursuant to the plan and the address of its principal executive office: Arch Coal, Inc., Suite 300, CityPlace One, St. Louis, Missouri 63141.

FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements and Schedules

     Independent Auditors' Reports
     Statements of Net Assets Available for Benefits,
       With Fund Information
     Statement of Changes in Net Assets Available for
       Benefits, With Fund Information
     Notes to Financial Statements
     Schedule of Assets Held for Investment Purposes
     Schedule of Reportable Transactions

Exhibits

     23.1 - Consent of Ernst & Young LLP, Independent Auditors
     23.2 - Consent of Stone Carlie & Company, L.L.C.,
             Independent Auditors

                      Arch Coal, Inc. Employee Thrift Plan
                              St. Louis, Missouri

                              Financial Statements
                          With Supplemental Schedules
                        and Independent Auditors' Reports

                          Year Ended December 31, 1998

CONTENTS                                               PAGE

Independent Auditors' Reports...........................1-2

Financial Statements

Statements of Net Assets Available for Benefits,
  With Fund Information.................................3-6
Statement of changes in Net Assets Available for
  Benefits, With Fund Information.......................7-10

Notes to Financial Statements...........................11-21

Supplemental Schedules

Schedule of Assets Held for Investment Purposes.........22-23
Schedule of Reportable Transactions.....................24-25

                          INDEPENDENT AUDITORS' REPORT

To the Administrator
Arch Coal, Inc. Employee Thrift Plan

We have audited the accompanying statement of net assets available for benefits of the Arch Coal, Inc. Employee Thrift Plan as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



STONE CARLIE & COMPANY, L.L.C.
ST. LOUIS, MISSOURI

June 25, 1999

                         Report of Independent Auditors


To the Administrator
Arch Coal, Inc. Employee Thrift Plan

We have audited the accompanying statement of net assets available for benefits, with fund information of the Arch Coal, Inc. Employee Thrift Plan as of December 31, 1997. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997, in conformity with generally accepted accounting principles.

The fund information in the statement of net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.


Louisville, Kentucky                                Ernst & Young LLP
June 25, 1998

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1998

                                                                      Barclays                               Twentieth
                                         Arch Coal,      ARCO         S&P 500        Primco    Twentieth      Century
                                        Inc. Common     Common      Equity Index  Stable Value  Century    International
                            Total       Stock Fund    Stock Fund       Fund           Fund     Ultra Fund   Growth Fund
                         ------------   -----------   -----------   -----------   -----------  -----------  -----------
Assets
 Investments
  Common stock           $ 24,770,870   $ 2,787,504   $20,123,472             -             -            -           -
  Mutual funds            103,913,242             -             -             -             -  $21,471,454  $6,214,873
  Pooled separate account  21,601,010             -             -             -   $21,601,010            -           -
  Investment contracts     19,955,691             -             -             -    19,955,691            -           -
  Collective trust         24,096,444             -             -   $20,826,732     3,269,712            -           -
  Participant notes
   receivable              10,340,684             -             -             -             -            -           -
                         ------------   -----------   -----------   -----------   -----------  -----------  ----------
 Total investments        204,677,941     2,787,504    20,123,472    20,826,732    44,826,413   21,471,454   6,214,873
                         ------------   -----------   -----------   -----------   -----------  -----------  ----------

 Receivables
  Participant                 536,310        13,307             -        66,216        92,435       83,162      25,103
  Employer                    278,765         6,989             -        32,003        54,606       41,863      13,333
                         ------------   -----------   -----------   -----------   -----------  -----------  ----------
 Total receivables            815,075        20,296             -        98,219       147,041      125,025      38,436
                         ------------   -----------   -----------   -----------   -----------  -----------  ----------
Net assets available
  for benefits           $205,493,016   $ 2,807,800   $20,123,472   $20,924,951   $44,973,454  $21,596,479  $6,253,309
                         ============   ===========   ===========   ===========   ===========  ===========  ==========



The accompanying notes are an integral part of these financial statements.                                      Page 3

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                   (Continued)
                                December 31, 1998

                                         American                                                             Schwab
                            Benham       Century        Franklin      MAS Value   J.P. Morgan  Dodge & Cox   Personal
                             GNMA       Income and       Balance    Institutional Diversified    Balanced     Choice         Loan
                             Fund       Growth Fund    Sheet Fund       Fund         Fund          Fund    Account Fund      Fund
                         ------------  -------------  ------------  ------------  -----------  -----------  -----------  -----------
Assets
 Investments
  Common stock                      -             -             -             -             -            -  $1,859,894             -
  Mutual funds           $  8,171,106   $30,049,366   $ 7,610,710   $10,861,857   $ 6,634,479  $12,899,397           -             -
  Pooled separate account           -             -             -             -             -            -           -             -
  Investment contracts              -             -             -             -             -            -           -             -
  Collective trust                  -             -             -             -             -            -           -             -
  Participant notes
   receivable                       -             -             -             -             -            -           -   $10,340,684
                         ------------   -----------   -----------   -----------   -----------  -----------  ----------   -----------
 Total investments          8,171,106    30,049,366     7,610,710    10,861,857     6,634,479   12,899,397   1,859,894    10,340,684
                         ------------   -----------   -----------   -----------   -----------  -----------  ----------   -----------

 Receivables
  Participant                  18,246       103,771        28,320        40,240        23,389       42,121           -             -
  Employer                      9,531        51,650        13,922        21,325        11,422       22,121           -             -
                         ------------   -----------   -----------   -----------   -----------  -----------  ----------   -----------
 Total receivables             27,777       155,421        42,242        61,565        34,811       64,242           -             -
                         ------------   -----------   -----------   -----------   -----------  -----------  ----------   -----------
Net assets available
  for benefits           $  8,198,883   $30,204,787   $ 7,652,952   $10,923,422   $ 6,669,290  $12,963,639  $1,859,894   $10,340,684
                         ============   ===========   ===========   ===========   ===========  ===========  ==========   ===========



The accompanying notes are an integral part of these financial statements.                                                    Page 4

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1997

                                                        INVESCO        INVESCO                   INVESCO
                                         Arch Coal,   Intermediate     Select        INVESCO      Total
                                        Inc. Common    Government      Income      High Yield     Return
                             Total      Stock Fund     Bond Fund        Fund        Bond Fund      Fund
                          -----------   -----------   -----------   -----------   -----------  -----------
Assets
 Investments
  Common stock            $    91,195   $    91,195             -             -             -            -
  Mutual funds             68,685,454             -   $ 8,091,573   $ 7,346,224   $ 2,904,865  $19,123,491
  Pooled separate account   2,020,411             -             -             -             -            -
  Investment contracts      6,007,769             -             -             -             -            -
  Collective trust         13,820,591             -             -             -             -            -
  Participant notes
   receivable               4,786,256             -             -             -             -            -
                          -----------   -----------   -----------   -----------   -----------  -----------
 Total investments         95,411,676        91,195     8,091,573     7,346,224     2,904,865   19,123,491
                          -----------   -----------   -----------   -----------   -----------  -----------

 Cash                         126,492             -             -             -             -            -
                          -----------   -----------   -----------   -----------   -----------  -----------
Net assets available
  for benefits            $95,538,168   $    91,195   $ 8,091,573   $ 7,346,224   $ 2,904,865  $19,123,491
                          ===========   ===========   ===========   ===========   ===========  ===========



The accompanying notes are an integral part of these financial statements.                          Page 5

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                   (Continued)
                                December 31, 1997

                            INVESCO                     INVESCO       INVESCO
                           Industrial     INVESCO    International   Emerging       Capital
                             Income      Dynamics       Growth        Growth     Preservation     Loan
                              Fund         Fund          Fund          Fund          Fund         Fund
                          -----------   -----------   -----------   -----------   -----------  -----------
Assets
 Investments
  Common stock                      -             -             -             -             -            -
  Mutual funds            $13,716,282   $11,694,364   $ 1,727,160   $ 3,458,050   $   623,445            -
  Pooled separate account           -             -             -             -     2,020,411            -
  Investment contracts              -             -             -             -     6,007,769            -
  Collective trust                  -             -             -             -    13,820,591            -
  Participant notes
   receivable                       -             -             -             -             -  $ 4,786,256
                          -----------   -----------   -----------   -----------   -----------  -----------
 Total investments         13,716,282    11,694,364     1,727,160     3,458,050    22,472,216    4,786,256
                          -----------   -----------   -----------   -----------   -----------  -----------

 Cash                               -             -             -             -       126,492            -
                          -----------   -----------   -----------   -----------   -----------  -----------
Net assets available
  for benefits            $13,716,282   $11,694,364   $ 1,727,160   $ 3,458,050   $22,598,708  $ 4,786,256
                          ===========   ===========   ===========   ===========   ===========  ===========



The accompanying notes are an integral part of these financial statements.                          Page 6

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                              WITH FUND INFORMATION
                          Year Ended December 31, 1998


                                                                                             Barclays
                                                              Arch Coal,       ARCO          S&P 500        Primco       Twentieth
                                                             Inc. Common      Common      Equity Index    Stable Value    Century
                                                Total        Stock Fund     Stock Fund         Fund          Fund        Ultra Fund
                                             ------------    -----------    -----------    -----------    -----------   -----------
Additions to net assets attributed to:
 Investment income
   Realized and unrealized gains(losses)     $  8,818,097    $(1,155,885)   $(3,986,260)   $ 2,934,739              -   $ 4,542,093
   Interest and dividend income                 4,694,440         82,677        458,203              -     $2,162,194             -
                                             ------------    -----------    -----------    -----------    -----------   -----------
 Net investment income                         13,512,537     (1,073,208)    (3,528,057)     2,934,739      2,162,194     4,542,093
                                             ------------    -----------    -----------    -----------    -----------   -----------
 Contributions
   Participant                                 12,801,026        269,118              -      1,566,476      2,236,043     1,808,948
   Employer                                     7,357,213        141,429              -        893,833      1,820,822       928,101
                                             ------------    -----------    -----------    -----------    -----------   -----------
 Total contributions                           20,158,239        410,547              -      2,460,309      4,056,865     2,737,049
                                             ------------    -----------    -----------    -----------    -----------   -----------

  Total additions                              33,670,776       (662,661)    (3,528,057)     5,395,048      6,219,059     7,279,142
                                             ------------    -----------    -----------    -----------    -----------   -----------

Deductions from net assets attributed to:
 Benefits paid to participants                 16,285,931        190,125        541,128      1,377,106      7,858,544       650,738
 Administrative expenses                           40,137            332          1,634          4,164         10,775         4,711
                                             ------------    -----------    -----------    -----------    -----------   -----------
  Total deductions                             16,326,068        190,457        542,762      1,381,270      7,869,319       655,449
                                             ------------    -----------    -----------    -----------    -----------   -----------

Net increase (decrease) prior to transfers     17,344,708       (853,118)    (4,070,819)     4,013,778     (1,650,260)    6,623,693

Interfund transfers, net                                -      1,245,890     (2,706,416)    10,606,601       (396,044)    9,385,184
Transfers from other plans                     91,224,911      2,323,833     26,900,707      6,304,572     24,421,050     5,587,602
Loan principal and interest repayments         (3,729,133)             -              -              -              -             -
New loans issued to participants                5,114,362              -              -              -              -             -
                                             ------------    -----------    -----------    -----------    -----------   -----------
Net increase (decrease)                       109,954,848      2,716,605     20,123,472     20,924,951     22,374,746    21,596,479

Net assets available for benefits,
  Beginning of year                            95,538,168         91,195              -              -     22,598,708             -
                                             ------------    -----------    -----------    -----------    -----------   -----------
  End of year                                $205,493,016    $ 2,807,800    $20,123,472    $20,924,951    $44,973,454   $21,596,479
                                             ============    ===========    ===========    ===========    ===========   ===========


The accompanying notes are an integral part of these financial statements.                                                   Page 7

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                        WITH FUND INFORMATION (Continued)
                          Year Ended December 31, 1998

                                              Twentieth                      American
                                               Century         Benham        Century        Franklin       MAS Value    J.P. Morgan
                                            International       GNMA        Income and       Balance     Institutional  Diversified
                                             Growth Fund        Fund        Growth Fund    Sheet Fund        Fund          Fund
                                             ------------    -----------    -----------    -----------    -----------   -----------
Additions to net assets attributed to:
 Investment income
   Realized and unrealized gains(losses)     $    646,647    $   (28,962)   $ 5,006,098    $  (201,855)   $  (288,464)  $   730,436
   Interest and dividend income                    10,428        366,264        304,624        118,100          5,629       135,307
                                             ------------    -----------    -----------    -----------    -----------   -----------
 Net investment income                            657,075        337,302      5,310,722        (83,755)      (282,835)      865,743
                                             ------------    -----------    -----------    -----------    -----------   -----------
 Contributions
   Participant                                    592,330        384,307      2,328,507        744,655      1,148,371       562,325
   Employer                                       318,908        220,556      1,195,812        396,808        602,106       255,945
                                             ------------    -----------    -----------    -----------    -----------   -----------
 Total contributions                              911,238        604,863      3,524,319      1,141,463      1,750,477       818,270
                                             ------------    -----------    -----------    -----------    -----------   -----------

  Total additions                               1,568,313        942,165      8,835,041      1,057,708      1,467,642     1,684,013
                                             ------------    -----------    -----------    -----------    -----------   -----------

Deductions from net assets attributed to:
 Benefits paid to participants                    368,259        382,389      1,635,234        308,843        896,267       426,330
 Administrative expenses                            1,475          1,427          5,934          1,948          2,569         1,306
                                             ------------    -----------    -----------    -----------    -----------   -----------
  Total deductions                                369,734        383,816      1,641,168        310,791        898,836       427,636
                                             ------------    -----------    -----------    -----------    -----------   -----------

Net increase (decrease) prior to transfers      1,198,579        558,349      7,193,873        746,917        568,806     1,256,377

Interfund transfers, net                        2,993,948      6,023,493     15,543,654      4,670,793      6,562,995     3,754,007
Transfers from other plans                      2,060,782      1,617,041      7,467,260      2,235,242      3,791,621     1,658,906
Loan principal and interest repayments                  -              -              -              -              -             -
New loans issued to participants                        -              -              -              -              -             -
                                             ------------    -----------    -----------    -----------    -----------   -----------
Net increase (decrease)                         6,253,309      8,198,883     30,204,787      7,652,952     10,923,422     6,669,290

Net assets available for benefits,
  Beginning of year                                     -              -              -              -              -             -
                                             ------------    -----------    -----------    -----------    -----------   -----------
  End of year                                $  6,253,309    $ 8,198,883    $30,204,787    $ 7,652,952    $10,923,422   $ 6,669,290
                                             ============    ===========    ===========    ===========    ===========   ===========



The accompanying notes are an integral part of these financial statements.                                                   Page 8

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                        WITH FUND INFORMATION (Continued)
                          Year Ended December 31, 1998

                                                               Schwab                        INVESCO        INVESCO
                                              Dodge & Cox     Personal                    Intermediate       Select       INVESCO
                                               Balanced        Choice          Loan        Government        Income      High Yield
                                                 Fund        Account Fund      Fund         Bond Fund         Fund       Bond Fund
                                             ------------    -----------    -----------    -----------    -----------   -----------
Additions to net assets attributed to:
 Investment income
   Realized and unrealized gains(losses)     $    365,220    $   254,290             -               -              -             -
   Interest and dividend income                   457,365         13,777    $   579,872              -              -             -
                                             ------------    -----------    -----------    -----------    -----------   -----------
 Net investment income                            822,585        268,067        579,872              -              -             -
                                             ------------    -----------    -----------    -----------    -----------   -----------
 Contributions
   Participant                                  1,159,946              -              -              -              -             -
   Employer                                       582,893              -              -              -              -             -
                                             ------------    -----------    -----------    -----------    -----------   -----------
 Total contributions                            1,742,839              -              -              -              -             -
                                             ------------    -----------    -----------    -----------    -----------   -----------

  Total additions                               2,565,424        268,067        579,872              -              -             -
                                             ------------    -----------    -----------    -----------    -----------   -----------

Deductions from net assets attributed to:
 Benefits paid to participants                  1,325,536              -        325,432              -              -             -
 Administrative expenses                            3,862              -              -              -              -             -
                                             ------------    -----------    -----------    -----------    -----------   -----------
  Total deductions                              1,329,398              -        325,432              -              -             -
                                             ------------    -----------    -----------    -----------    -----------   -----------

Net increase (decrease) prior to transfers      1,236,026        268,067        254,440              -              -             -

Interfund transfers, net                        8,786,077      1,591,827              -     (8,091,573)    (7,346,224)   (2,904,865)
Transfers from other plans                      2,941,536              -      3,914,759              -              -             -
Loan principal and interest repayments                  -              -     (3,729,133)             -              -             -
New loans issued to participants                        -              -      5,114,362              -              -             -
                                             ------------    -----------    -----------    -----------    -----------   -----------
Net increase (decrease)                        12,963,639      1,859,894      5,554,428     (8,091,573)    (7,346,224)   (2,904,865)

Net assets available for benefits,
  Beginning of year                                     -              -      4,786,256      8,091,573      7,346,224     2,904,865
                                             ------------    -----------    -----------    -----------    -----------   -----------
  End of year                                $ 12,963,639    $ 1,859,894    $10,340,684              -              -             -
                                             ============    ===========    ===========    ===========    ===========   ===========



The accompanying notes are an integral part of these financial statements.                                                   Page 9

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                        WITH FUND INFORMATION (Continued)
                          Year Ended December 31, 1998

                                               INVESCO         INVESCO                       INVESCO        INVESCO
                                                Total        Industrial      INVESCO      International    Emerging
                                                Return         Income        Dynamics        Growth         Growth
                                                 Fund           Fund           Fund           Fund           Fund
                                             ------------    -----------    -----------    -----------    -----------
Additions to net assets attributed to:
 Investment income
   Realized and unrealized gains(losses)                -              -              -              -              -
   Interest and dividend income                         -              -              -              -              -
                                             ------------    -----------    -----------    -----------    -----------
 Net investment income                                  -              -              -              -              -
                                             ------------    -----------    -----------    -----------    -----------
 Contributions
   Participant                                          -              -              -              -              -
   Employer                                             -              -              -              -              -
                                             ------------    -----------    -----------    -----------    -----------
 Total contributions                                    -              -              -              -              -
                                             ------------    -----------    -----------    -----------    -----------

  Total additions                                       -              -              -              -              -
                                             ------------    -----------    -----------    -----------    -----------

Deductions from net assets attributed to:
 Benefits paid to participants                          -              -              -              -              -
 Administrative expenses                                -              -              -              -              -
                                             ------------    -----------    -----------    -----------    -----------
  Total deductions                                      -              -              -              -              -
                                             ------------    -----------    -----------    -----------    -----------

Net increase (decrease) prior to transfers              -              -              -              -              -

Interfund transfers, net                     $(19,123,491)  $(13,716,282)  $(11,694,364)   $(1,727,160)   $(3,458,050)
Transfers from other plans                              -              -              -              -              -
Loan principal and interest repayments                  -              -              -              -              -
New loans issued to participants                        -              -              -              -              -
                                             ------------   ------------   ------------    -----------    -----------
Net increase (decrease)                       (19,123,491)   (13,716,282)   (11,694,364)    (1,727,160)    (3,458,050)

Net assets available for benefits,
  Beginning of year                            19,123,491     13,716,282     11,694,364      1,727,160      3,458,505
                                             ------------   ------------   ------------    -----------    -----------
  End of year                                           -              -              -              -              -
                                             ============   ============   ============    ===========    ===========


The accompanying notes are an integral part of these financial statements.                                     Page 10

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 and 1997

NOTE 1 - DESCRIPTION OF PLAN

     The Arch Coal, Inc. Employee Thrift Plan (the Plan) was established by Arch Coal, Inc. (the Company), formerly known as Arch Mineral Corporation, for the benefit of the eligible employees of the Company, its subsidiaries and controlled affiliates.

     The following description of the Plan reflects 1998 plan amendments and provides only general information. Participants should refer to the Summary Plan Description, copies of which are available from the Company, for a more complete description of the Plan's provisions.

     Certain provisions of the Plan as described below do not apply to or have been modified for certain subsidiaries and affiliates of the Company.

     General
     The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Company has established a Pension Committee to oversee the activities of the Plan and has appointed the Senior Vice President - Law and Human
     Resources as Plan Administrator. Chase Manhattan Bank is the Plan's trustee. INVESCO Retirement Plan Services was the Plan Trustee through December 31, 1997. American Century Retirement Plan Services is the Plan's recordkeeper.

     Eligibility
     Participation in the Plan is open to all full-time salaried employees, all full-time nonunion hourly employees, and certain union employees where specified by applicable collective bargaining agreements, of the Company, its subsidiaries, and any controlled affiliates that elect to participate in the Plan.

     Participant   Accounts
     Individual accounts are maintained for each participant to reflect the participant's share of the Plan's income, the Company's contribution and the participant's contribution. Allocations are based on participant account balances, as defined.

     Contributions
     Participants may contribute up to 16% of compensation, as defined by the Plan, on a pre-tax, after-tax, or combined basis. The Company matches 100% of the first 6% of compensation contributed by each participant. Participant and Company contributions are made with each weekly or biweekly payroll. Contributions to the plan, including employee and employer contributions, are subject to various limitations imposed by the Internal Revenue Code.

     Vesting
     Participants are fully vested in their contributions and all earnings thereon. All eligible employees of the Company at December 31, 1997 became fully vested in the Plan. Eligible employees hired subsequent to December 31, 1997 vest in Company contributions and earnings thereon upon the completion of three full and consecutive years of service.

     All participants become fully vested upon death while employed, total disability or at normal retirement age (age 65), regardless of the number of months of participation.

     Forfeitures of terminated participants' nonvested amounts are used to reduce the Company's future contributions. Restoration of such forfeitures to reemployed participants is made in accordance with the Plan's provisions.

     Withdrawals
     Upon death, disability, retirement, or termination of employment, a participant may elect to withdraw the value of the participant's vested interest in his or her account. The normal form of payment is a lump-sum distribution. Alternative forms of payment include annuity purchase, installments, and direct rollover.

     Active participants can make hardship withdrawals of pre-tax employee contributions in certain circumstances and can make withdrawals of vested employer contributions, after-tax employee contributions, or rollover contributions on a non-hardship basis. All such withdrawals are subject to various restrictions and may be subject to income tax penalties.

     Loans to Participants
     Participants who have been in the Plan for at least 12 months may borrow a portion of their account in accordance with the provisions of the Plan. No loan shall be made if, immediately after the loan, the unpaid balance of all loans to the participant would exceed the lesser of $50,000 or 50% of the vested portion of the participant's account.

     The maximum loan repayment period for loans not used for the acquisition of a participant's personal residence is five years. If a loan is used for the acquisition of a participant's primary residence, the maximum repayment period is 15 years. All outstanding participant loans must be repaid upon the participant's termination of employment with the Company.

     Loans are secured by assignment of the participant's account and the participant's collateral promissory note for the amount of the loan. Interest rates are based on the prime rate on the first working day of the month in which the loans are made.

     Investment Options
     Participants    direct    contributions,    including    Company   matching
     contributions, into one or more investment options in 1% increments. Participants may change their investment elections daily. A description of each investment option available at December 31, 1998 is provided below:

     o Arch Coal, Inc. Common Stock Fund - Funds are invested in Arch Coal, Inc. common stock.

     o ARCO Common Stock Fund - Funds are invested in common stock of the Atlantic Richfield Company (Arco). This fund option is only available to former employees of Arco who became employees of the Company through the Company's acquisition of Arco's coal operations, as further described in Note 3. No contributions or transfers into this fund option are allowed. Furthermore, this fund option is temporary and participants must transfer any remaining balances to other options on or before December 31, 2003.

     o Primco Stable Value Fund - This fund, formerly known as the Capital Preservation Fund, invests in long-term investment contracts issued by a variety of insurance carriers, a collective trust, a pooled separate account, and a money market fund. The objective of this fund is to generate current income, while providing protection against loss of capital. The investment contracts included in this fund had average yields of 6.01% and 7.39% for the years ended December 31, 1998 and 1997, respectively. The average crediting interest rates were 5.54% and 7.34% for December 31, 1998 and 1997, respectively. The fair value of guaranteed insurance contracts approximates contract value at December 31, 1998 and 1997.

     o American Century Benham GNMA Fund - This fund invests in mortgage-backed Ginnie Mae certificates. The investment objective is to generate current interest income while limiting exposure to loss of capital.

     o Dodge & Cox Balanced Fund - This fund invests in a combination of stocks and bonds and seeks to provide current income and the opportunity for long-term growth.

     o J.P. Morgan Diversified Fund - This fund invests in a combination of stocks and bonds and seeks to provide current income and the opportunity for long-term growth.

     o American Century Income and Growth Fund - This fund invests primarily in dividend-paying common stocks and seeks to provide current income and long-term growth.

     o MAS Value Institutional Fund - This fund invests primarily in common stocks and seeks long-term growth by following a value-oriented investment approach.

     o Franklin Balance Sheet Fund - This fund invests in common stocks, preferred stocks, and debt securities and seeks high total return and long-term growth by following a value-oriented investment approach.

     o Barclays S & P 500 Equity Index Fund - This fund invests in a broad portfolio of common stocks and seeks to track the performance of the Standard & Poor's 500 Index.

     o Twentieth Century Ultra Fund - This fund invests primarily in common stocks with above-average growth potential and above-average price volatility.

     o Twentieth Century International Growth Fund - This fund invests primarily in commons stocks of foreign companies and seeks long-term growth subject to the volatility inherent in international investing.

     o Schwab Personal Choice Account - This is an option wherein a plan participant can make self-directed investments directly in equity and debt securities through a Charles Schwab & Company brokerage account. Participants are limited to investing 25% of their account balances through this option.

     Administrative  Expenses
     The Company pays the salaries and related benefits of employees who administer the Plan. Participants pay loan fees. All other administrative expenses are paid by the Plan. Administrative expenses do not include investment advisory fees, which directly reduce net investment income.

     Plan  Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The net assets of the Plan will be allocated to provide benefits to participants as prescribed by ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting
     The accompanying financial statements are prepared on the accrual basis of accounting.

     Investment  Valuation
     Investments of the Plan are stated at fair value. Publicly traded Securities are valued at their quoted market prices. Investments in mutual funds are valued at published market value on the last business day of the plan year. Investment contracts are stated at contract value (which represents cost plus accumulated interest, less funds to pay certain benefits and loans to participants) because they are fully benefit responsive. The fair value of the participation units owned by the Plan in the collective trust funds and pooled separate accounts are based on quoted redemption values on the last business day of the plan year.

     Participant notes receivable are valued at their outstanding balances, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - PLAN MERGERS AND ASSET TRANSFERS

     On January 1, 1998, the Company merged three similar plans sponsored by the Company and its subsidiaries into the Plan and amended the Plan to reflect this merger. The value of assets transferred is based on the value of the assets of the merged plans as of December 31, 1997.

     Effective June 1, 1998, in connection with the Company's acquisition of the domestic coal related operations of Arco, certain Arco defined contribution plan assets allocated to former Arco employees who became employees of the Company and its affiliates as a result of the acquisition were transferred to the Plan. The Plan was amended to reflect and allow this asset transfer.

     The assets transferred to the Plan as a result of these plan mergers and asset transfers during the year ended December 31, 1998 are as follows:

                                                                 Assets
                    Transfer from                              Transferred
     --------------------------------------------------        -----------

     Ashland Coal, Inc. Employee Thrift Plan                   $29,108,983
     Mingo  Logan  Coal  Company  Retirement  Plan and
     Mingo Logan Hourly Employees Savings Plan                   7,799,114
     Coal Mac, Inc. Savings and Retirement Plan                  4,767,169
     Arco Thrift and Savings Plans                              49,549,645
                                                               ===========
                                                               $91,224,911
                                                               ===========

NOTE 4 - INVESTMENTS

     The Plan's investments are held by a trust fund and are presented in the following table.

                                                            December 31,
                                                    ---------------------------
                                                        1998            1997
                                                    -----------     -----------
     Investments at fair value determined
     by quoted market price:

        Common stocks
          Arch Coal, Inc.,160,738 and 9,668
          shares                                    $ 2,787,504     $    91,195
          Atlantic Richfield Company,
          308,325 shares                             20,123,472               -
          Schwab Personal Choice
          Accounts, various investments               1,859,894               -
                                                    -----------     -----------
                                                     24,770,870          91,195
                                                    -----------     -----------

        Mutual funds
          Twentieth Century Ultra Fund,
          642,666 shares                             21,471,454               -
          Twentieth Century International
          Growth Fund, 648,734 shares                 6,214,873               -
          Benham GNMA Fund, 764,369
          shares                                      8,171,106               -

                                                            December 31,
                                                    ----------------------------
                                                        1998            1997
                                                    -----------     -----------
        Mutual Funds (continued)
          American Century Income and
          Growth Fund, 1,027,329 shares             $30,049,366               -
          Franklin Balance Sheet Fund,
          240,845 shares                              7,610,710               -
          MAS Value Institutional Fund,
          750,647 shares                             10,861,857               -
          J.P. Morgan Diversified Fund,
          427,755 shares                              6,634,479               -
          Dodge & Cox Balanced Fund,
          197,783 shares                             12,899,397               -
          INVESCO Intermediate
          Government Bond Fund,
          644,747 shares                                      -     $ 8,091,573
          INVESCO Select Income Fund,
          1,101,383 shares                                    -       7,346,224
          INVESCO High Yield Bond Fund,
          288,228 shares                                      -       2,904,865
          INVESCO Total Return Fund,
          657,391 shares                                      -      19,123,491
          INVESCO Industrial Income Fund,
          919,938 shares                                      -      13,716,282
          INVESCO Dynamics Fund,
          837,705 shares                                      -      11,694,364
          INVESCO International Growth
          Fund, 128,318 shares                                -       1,727,160
          INVESCO Emerging Growth Fund,
          308,479 shares                                      -       3,458,050
          INVESCO Treasurer's Fund,
          623,445 shares                                      -         623,445
                                                    -----------     -----------
                                                    103,913,242      68,685,454
                                                    -----------     -----------

                                                             December 31,
                                                    ---------------------------
                                                        1998            1997
                                                    -----------      ----------
        Collective trust funds
          I.R.T. Stable Value Fund                            -     $13,820,591
          Barclay S&P 500 Equity Index
          Fund, 711,053 units                       $20,826,732               -
          Chase Manhattan Bank Pooled
          Cash Investment Fund                        3,269,712               -
                                                    -----------     -----------
                                                     24,096,444      13,820,591
                                                    -----------     -----------

     Investments at Contract Value
        Pooled separate account
          John Hancock Mutual Life                    5,240,652       2,020,411
          Allstate Life Insurance Co.
          #77071-IOT                                  1,048,644               -
          Bankers Trust Delaware
          #98-936IOT                                  6,237,925               -
          State Street Bank & Trust
          #98239                                      6,043,218               -
          Transamerica Life & Annuity
          #76863                                      3,030,571               -
                                                    -----------     -----------
                                                     21,601,010       2,020,411
                                                    -----------     -----------

        Investment contracts
          Allstate Life Insurance Co.
          #77057                                      8,070,916               -
          Commonwealth Life Insurance,
          #00128TR-1                                          -         992,408
          Commonwealth Life Insurance,
          #00128TR-2                                          -         947,123
          Commonwealth Life Insurance,
          #00128TR-3                                  1,025,478         999,611
          Commonwealth Life Insurance,
          #00128TR-4                                    518,639         521,357
          Commonwealth Life Insurance,
          #00128TR-5                                    240,378         502,380
          Commonwealth Life Insurance,
          #00128TR-6                                    515,330         516,254
          Commonwealth Life Insurance,
          #00128TR-7                                  1,025,994       1,027,185
          Commonwealth Life Insurance,
          #00128TR-10                                 1,027,171               -

                                                            December 31,
                                                    ---------------------------
                                                        1998            1997
                                                    -----------     -----------
        Investment Contracts (continued)
          Commonwealth Life Insurance,
          #00128TR-12                               $ 1,019,159               -
          Commonwealth Life Insurance,
          #00128TR-13                                 1,012,274               -
          Commonwealth Life Insurance,
          #00128TR-14                                   953,315               -
          State Street Bank & Trust
          #98012                                      2,533,139               -
          United of Omaha Life Insurance,
          #11491                                        501,348     $   501,451
          Business Men's Assurance MBIA
          #1325                                       1,512,550               -
                                                    -----------     -----------
                                                     19,955,691       6,007,769
                                                    -----------     -----------

     Investments at estimated fair value
        Participant notes receivable, 8-9%           10,340,684       4,786,256
                                                    -----------     -----------

                                                   $204,677,941     $95,411,676
                                                   ============     ===========

NOTE 5 - TAX STATUS OF THE PLAN

     The plan obtained its latest determination letter on August 9, 1996, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

     The Company engages the services of a third-party service provider to assist it in carrying out certain administrative and recordkeeping functions under the Plan. The Plan has investments in the common stock of the Company as well as in mutual funds and a collective trust sponsored by the third-party service provider of the Plan.

NOTE 7 - YEAR 2000 ISSUE (UNAUDITED)

     The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and is converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by the third quarter of 1999. The Company does not expect this project to have a significant effect on plan operations.

                            SUPPLEMENTAL SCHEDULES

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN

                    Line 27(a) - SCHEDULE OF ASSETS HELD FOR
                               INVESTMENT PURPOSES
                                December 31, 1998

                                          Description of Investment
                                          Including Maturity Date,
Identity of Issue, Borrower,              Rate of Interest, Par or                     Current
Lessor, or Similar Party                       Maturity Value             Cost          Value
----------------------------------------  ------------------------    ------------   ------------

Common stock:
  Arch Coal, Inc. Stock Fund                        160,738 shares    $  3,796,016   $  2,787,504
  Atlantic Richfield Company Stock Fund             308,325 shares      24,126,431     20,123,472
  Schwab                                                   various       1,605,604      1,859,894
                                                                      ------------   ------------
                                                                        29,528,051     24,770,870
                                                                      ------------   ------------

Mutual funds:
Twentieth Century Ultra Fund                        642,666 shares      18,948,618     21,471,454
Twentieth Century International Growth Fund         648,734 shares       5,395,695      6,214,873
Benham GNMA Fund                                    764,369 shares       8,185,031      8,171,106
American Century Income and Growth Fund           1,027,329 shares      26,237,333     30,049,366
Franklin Balance Sheet Fund                         240,845 shares       8,113,716      7,610,710
MAS Value Institutional Fund                        750,647 shares      12,847,404     10,861,857
J.P. Morgan Diversified Fund                        427,755 shares       6,058,505      6,634,479
Dodge & Cox Balanced Fund                           197,783 shares      13,260,046     12,899,397
                                                                      ------------   ------------
                                                                        99,046,348    103,913,242
                                                                      ------------   ------------

Investment contracts:
  Allstate Life Insurance Co.                                            8,070,916      8,070,916
  Commonwealth Life Insurance Company, contract #00128TR3                1,025,478      1,025,478
  Commonwealth Life Insurance Company, contract #00128TR4                  518,639        518,639
  Commonwealth Life Insurance Company, contract #00128TR5                  240,378        240,378
  Commonwealth Life Insurance Company, contract #00128TR6                  515,330        515,330
  Commonwealth Life Insurance Company, contract #00128TR7                1,025,994      1,025,994
  Commonwealth Life Insurance Company, contract #00128TR10               1,027,171      1,027,171
  Commonwealth Life Insurance Company, contract #00128TR12               1,019,159      1,019,159
  Commonwealth Life Insurance Company, contract #00128TR13               1,012,274      1,012,274
  Commonwealth Life Insurance Company, contract #00128TR14                 953,315        953,315
  State Street Bank & Trust                                              2,533,139      2,533,139
  United of Omaha Life Insurance                                           501,348        501,348
  Business Men's Assurance MBIA                                          1,512,550      1,512,550
                                                                      ------------   ------------
                                                                        19,955,691     19,955,691
                                                                      ------------   ------------



See independent auditors' report.                                                         Page 22

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN

                    Line 27(a) - SCHEDULE OF ASSETS HELD FOR
                         INVESTMENT PURPOSES (Continued)
                                December 31, 1998

                                          Description of Investment
                                          Including Maturity Date,
Identity of Issue, Borrower,              Rate of Interest, Par or                      Current
Lessor, or Similar Party                       Maturity Value              Cost          Value
----------------------------------------  -------------------------   ------------    ------------


Collective trust:
  Barclay S&P 500 Equity Index Fund                   711,053 units   $ 17,990,212    $20,826,732
  Chase Manhattan Bank Pooled Cash
    Investment Fund                                 3,368,882 units      3,269,712      3,269,712
                                                                      ------------   ------------
                                                                        21,259,924     24,096,444
                                                                      ------------   ------------


Pooled separate account:
  John Hancock Mutual Life                                               5,240,652      5,240,652
  Allstate Life Insurance Co.                                            1,048,644      1,048,644
  Bankers Trust Delaware                                                 6,237,925      6,237,925
  State Street Bank & Trust                                              6,043,218      6,043,218
  Transamerica Life & Annuity                                            3,030,571      3,030,571
                                                                      ------------   ------------
                                                                        21,601,010     21,601,010
                                                                      ------------   ------------
Loans to participants                                          8-9%              -     10,340,684
                                                                      ------------   ------------
                                                                      $191,391,024   $204,677,941
                                                                      ============   ============



See independent auditors' report                                                          Page 23

                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN

                LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                          Year Ended December 31, 1998

                                                                                                  Current Value
                                   Description           Purchase       Selling        Cost of    on Transaction    Net Gain
Identity of Party Involved          of Asset              Price          Price          Asset          Date          (Loss)
-----------------------------      -----------         -----------    -----------    -----------    -----------    -----------

Series of Transactions in excess of 5% of the Current Value of Plan Assets at the Beginning of the Year:

Twentieth Century                  Mutual Fund         $20,551,999                   $20,551,999    $20,551,999
Ultra Fund                                                            $ 4,610,893      4,374,463      4,610,893    $   236,430

Twentieth Century                  Mutual Fund           7,245,702                     7,245,702      7,245,702
International Growth Fund                                               1,529,079      1,444,197      1,529,079         84,882

Benham GNMA                        Mutual Fund          10,287,688                    10,287,688     10,287,688
Fund                                                                    2,463,325      2,468,568      2,463,325        (5,243)

American Century                   Mutual Fund          30,419,967                    30,419,967     30,419,967
Income & Growth Fund                                                    6,124,302      5,701,101      6,124,302        423,201

J.P. Morgan Diversified Fund       Mutual Fund           6,916,658                     6,916,658      6,916,658
                                                                        1,163,040      1,110,927      1,163,040         52,113

Dodge & Cox                        Mutual Fund          17,480,778                    17,480,778     17,480,778
Balanced Fund                                                           5,349,788      5,285,276      5,349,788         64,512

Chase Manhattan Bank Pooled        Collective           66,574,763                    66,574,763     66,574,763
Cash Investment Fund               Trust                               63,205,881     63,205,881     63,205,881              -

Transamerica                       Pooled Separate       6,030,571                     6,030,571      6,030,571
Contract #76862                    Account                              3,000,000      3,000,000      3,000,000              -

State Street Bank                  Investment            5,755,649                     5,755,649      5,755,649
Contract #98011                    Contract                             3,222,510      3,222,510      3,222,510              -

Allstate Life Insurance            Investment           12,006,115                    12,006,115     12,006,115
Contract #77056                    Contract                             3,935,199      3,935,199      3,935,199              -




See independent auditors' report                                                                                       Page 24


                      ARCH COAL, INC. EMPLOYEE THRIFT PLAN

                LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                          Year Ended December 31, 1998

                                                                                                  Current Value
                                   Description           Purchase       Selling        Cost of    on Transaction      Net Gain
Identity of Party Involved          of Asset              Price          Price          Asset          Date            (Loss)
-----------------------------      -----------         -----------    -----------    -----------    -----------     -------------

Single Transaction Exceeding 5% of the Current Value of Plan Assets at the Beginning of the Year:

INVESCO Intermediate
Government Bond Fund               Mutual Fund                        $ 8,091,573    $ 8,098,148    $ 8,091,573    $    (6,575)

INVESCO Select Income Fund         Mutual Fund                          7,346,224      7,183,420      7,346,224        162,804

INVESCO Total Return Fund          Mutual Fund                         19,123,491     14,148,131     19,123,491      4,975,360

INVESCO Industrial Income Fund     Mutual Fund                         13,716,282     12,076,366     13,716,282      1,639,916

INVESCO Dynamics Fund              Mutual Fund                         11,694,364     10,926,678     11,694,364        767,686

Twentieth Century Ultra Fund       Mutual Fund         $ 6,774,814                     6,774,814      6,774,814

American Century Income and        Mutual Fund          11,659,192                    11,659,192     11,659,192
Growth Fund

Dodge & Cox Balanced Fund          Mutual Fund          10,546,639                    10,546,639     10,546,639

Chase Manhattan Bank Pooled        Collective           66,574,763                    66,574,763     66,574,763
Cash Investment Fund               Trust Fund                          63,205,881     63,205,881     63,205,881              -

Transamerica                       Pooled Separate       6,000,000                     6,000,000      6,000,000
Contract #76863                    Account

State Street Bank                  Investment            5,705,555                     5,705,555      5,705,555
Contract #98012                    Contract

Allstate Life Insurance            Investment           11,598,905                    11,598,905     11,598,905
Contract #77057                    Contract

State Street Bank                  Pooled Separate       6,000,000                     6,000,000      6,000,000
Contract #98239                    Account

Bankers Trust                      Pooled Separate       6,000,000                     6,000,000      6,000,000
Contract #98-936                   Account

IRT Stable Value Fund              Collective                          13,820,591     13,820,591     13,820,591              -
                                   Trust Fund


See independent auditors' report.                                                                                      Page 25


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the duly authorized Plan Administrator has executed this annual report.

                                          ARCH COAL, INC. EMPLOYEE THRIFT PLAN

Date:  June 30, 1999                      By: /s/ Jeffry N. Quinn
                                          ---------------------
                                          Jeffry N. Quinn,
                                          Plan Administrator

                              INDEX TO EXHIBITS


          EXHIBIT             ITEM

          23.1                Consent of Ernst & Young LLP,
                               Independent Auditors
          23.2                Consent of Stone Carlie & Company, L.L.C.,
                               Independent Auditors